Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising an investor presentation that was given by Don Argus, Chairman, BHP Billiton on May 8, 2008.

May 2008 May 2008 BHP Billiton – Strength, Stability and Growth BHP Billiton – Strength, Stability and Growth

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Disclaimer
This document has been prepared by BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP Billiton's offers for
Rio Tinto Limited and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied.  To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements).  No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
Information about Rio Tinto is based on public information which has not been independently verified.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or
(iii) are outside the United Kingdom (all such persons being referred to as "relevant persons").  This presentation must not be acted on or relied on by persons who are not relevant persons.
Certain statements in this presentation are forward-looking statements.  The forward-looking statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These forward-looking statements speak only as at the date of this presentation.  These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements.  The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.
There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission (the "SEC"), including BHP Billiton's Annual
Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto’s filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended December 31,
2007, which are available at the SEC's website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Disclaimer (continued)
None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP
Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the
“Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT,
PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY
AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Limited Shares
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited
shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S.
securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
References in this presentation to “$” are to United States dollars unless otherwise specified.

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BHP Billiton – Strength, Stability and Growth
•
Today – we are the world’s leading diversified mining company
•
Our past – a proven track record
•
Our future – the outlook is exciting
•
The offer for Rio Tinto

Slide 5 Slide 5 Slide 5 Slide 5 Slide 5 Slide 5 Slide 5 Slide 5 Slide 5 Slide 5 Slide 5 Slide 5 Today – the world’s leading diversified mining company

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With a global portfolio diversified by geography and
commodity…
Aluminium
Base Metals
Diamonds & Specialty Products
Energy Coal
Iron Ore
Manganese
Metallurgical Coal
Petroleum
Stainless Steel Materials
Offices
Note: Location of dots indicative only
Stainless Steel Materials
#3 global nickel producer
Iron Ore
#3 global supplier
of seaborne iron ore
Manganese
#1 global supplier of
seaborne manganese ore
Metallurgical Coal
#1 global supplier of seaborne
traded metallurgical coal
Base Metals
#3 global producer of copper, silver and lead
Aluminium
#4 global producer of bauxite and #4 aluminium
company based on net third party sales
Energy Coal
#4 global supplier of seaborne
export thermal coal
Petroleum
A significant oil and gas exploration
and production business
Diamonds & Specialty Products
EKATI Diamond Mine is one of the world’s
largest gem quality diamond producers.

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Creating the world’s largest diversified natural resources
company
Sources: Bloomberg, Datastream.
a) Rio Tinto undisturbed market cap as at 31-Oct-2007.
Top 10 metals and mining companies
(Market capitalisation as at 18-Apr-2008, US$bn)
Vale
Rio Tinto (a)
China
Shenhua
Anglo
American
Xstrata
Norilsk
Nickel
Freeport
McMoRan
Anglo
Platinum
Barrick
Gold
BHP Billiton
0
60
120
180
240
Australian head office
Non-Australian head office

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…. led by an experienced management team
Notes:
a) Andrew Mackenzie’s appointment to BHP Billiton was announced on 20-Nov-2007, he has not yet commenced his new role at BHP Billiton. He previously worked at Rio Tinto where he was Chief Executive, Diamonds and
Industrial Minerals.
Chairman and Chief Executive Officer
Group Management Committee
Don Argus
Chairman
• Chairman of BHP Billiton
Group since June 2001
• Chairman of BHP Limited
since April 1999
Marius Kloppers
Chief Executive Officer
• 15 years resources
experience
• 15 years at BHP Billiton
Marcus Randolph
Chief Executive Ferrous and Coal
• 31 years resources experience
• 9 years at BHP Billiton
• Previously worked at Rio Tinto
Alex Vanselow
Chief Financial Officer
• 19 years resources experience
• 19 years at BHP Billiton
Karen Wood
Chief People Officer
• 7 years resources experience
• 7 years at BHP Billiton
Michael Yeager
Chief Executive Petroleum
• 27 years resources experience
• 2 years at BHP Billiton
Alberto Calderon
Chief Commercial Officer
• 9 years resources experience
• 2 years at BHP Billiton
Andrew Mackenzie
(a)
Chief Executive Non Ferrous
• 30 years resources experience
• Yet to start at BHP Billiton
• Previously worked at Rio Tinto

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…. maintaining our commitment to our core strategy
•
Large, low-cost, expandable assets
•
Focus on the extraction of upstream natural resources
•
Portfolio diversified by commodity, customer and geography
reducing the volatility of cash flows
•
Maintenance of a deep diversified inventory of growth options
•
Focus on export orientated products
•
Overriding commitment to ethics, safety, environmental
practice and community engagement
•
Employer of choice, and a preferred partner for countries and customers

GA+ GRI REPORT GRI CHECKED

FTSE4Good Index Series

BEST IN CLASS
environmental and social performance
STOREBRAND SRI

Dow Jones Sustainability Indexes
Member 2007/08

bhpbilliton
resourcing the future

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With an overriding commitment to ethics, safety,
environmental practice and community engagement
• Sustainable development is fundamental to our success
• Our licence to operate depends on responsibly operating our business:
– A track record of being valued by our communities will
contribute to us being considered a ‘company of choice’ by
governments, business partners and communities
– Improves the ability to attract and retain a skilled and
motivated workforce
– Our reputation as an ethical, responsible business will assist in our ability to attract capital
• 2007 sustainability report available on our website
www.bhpbilliton.com/bb/sustainableDevelopment.jsp
We aim to be a business that creates a positive legacy

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Our business today… a unique diversified portfolio balanced across high margin commodities
Underlying EBITDA
(CY2007, 12 months, US$bn)
Underlying EBITDA Margin
(a)
(CY2007, 12 months)
Note: Historical financial information has been restated for comparative purposes per note 1 of BHP Billiton’s half-year financial report for the half-year ended 31-Dec-2007. CY2007 represents the 12 months ending 31-Dec-2007.
a) EBITDA margin excludes third party sales.
0
6,000
12,000
18,000
24,000
FY2002 CY2007
4,677
23,623
Iron Ore
Manganese
Metallurgical Coal
Petroleum
Energy Coal
Aluminium
Base Metals
Stainless Steel
Materials
Diamond & Specialty Products
Non
Ferrous
(56%)
Energy
(21%)
Carbon
Steel
Materials
(22%)
52%
40%
36%
70%
52%
43%
75%
23%
34%
Iron Ore
Manganese
Metallurgical Coal
Base Metals
Stainless Steel
Materials
Aluminium
Petroleum
Energy Coal
Diamond &
Specialty Products

Slide 12 Slide 12 Slide 12 Slide 12 Slide 12
0
100
200
300
400
500
600
700
JFY2003 JFY2004 JFY2005 JFY2006 JFY2007 JFY2008
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With full exposure to steel demand growth….
• BHP Billiton has leading global positions in the three core raw materials for steel production
–
#1 global supplier of seaborne traded metallurgical coal
–
#3 global supplier of seaborne iron ore
–
#1 global supplier of seaborne manganese ore
• With significant future production growth expected
Note: Historical nominal prices based on Japanese financial year benchmarks beginning April of relevant year. Lines shown in graph represent the low of the percentage increase over JFY2007 prices.
a) Metallurgical coal based on Peak Downs Hay Point FOB. JFY2008 forecast prices calculated based on 206-240% increase above JFY2007 benchmark – per BHP Billiton announcement 9-Apr-2008.
b) Manganese based on GEMCO lump ore contract FOB. JFY2008 prices based on recent manganese spot price settlement reported in the Tex Report on 12-Feb-2008.
c) Iron ore based on benchmark FOB prices. JFY2008 forecast prices calculated based on 65-71% increase above JFY2007 benchmark – per Vale settlement for Itabira fines.
Indexed historical commodity price movement
(100 = JFY2003)
JFY2008: +206-240%
Manganese
(b)
Iron Ore
(c)
Metallurgical Coal
(a)
JFY2008: +408%
JFY2008: +65-71%

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…with Petroleum as a key business
Petroleum EBIT contribution to BHP Billiton
Source : BHP Billiton 2008.
Notes:  Results are presented in accordance with AGAAP prior to June 2000, UK GAAP from June 2000 until June 2004, and then IFRS from June 2005 onwards.
BHPB Billiton changed year ends from May to June in 2000, therefore the results for June 2000 represent a 13 month period.
All numbers are presented in US millions.  Where translations have been made, the year end Exchange Rate (AUD/USD) referenced from Reserve Bank of Australia has been used.
(US$ ‘000)
0
500
1,000
1,500
2,000
2,500
3,000
3,500
1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Slide 14 Slide 14 Slide 14 Slide 14 Slide 14 Slide 14 Slide 14 Slide 14 Slide 14 Slide 14 Slide 14 Slide 14 Slide 14 Our past… a proven track record

Slide 15 Slide 15 Slide 15 Slide 15 Slide 15
BHP Billiton invested in growth early to meet demand
Completed projects
(US$bn)
Source: BHP Billiton and Rio Tinto annual and half-yearly reports.
Note: Total represents capital expenditure on completed projects.
1.0
2.1
3.9
13.1
14.6
16.0
22.7
7.2
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008YTD
Historical completed projects WMC acquisition Completed projects in financial year Rio Tinto cumulative completed projects
FY2002
Antamina
Typhoon
Tintaya Oxide
FY2003
Escondida Phase IV
San Juan UG
Bream Gas Pipeline
Mozal 2
Zamzama
FY2004
WAIO - Area C
Mt Arthur North
Hillside 3
Ohanet
Cerrejon Zona Norte
WAIO - Prod & Cap Exp
WAIO Acc Exp
FY2005
NWS Train 4
ROD
GOM
WAIO RGP1
Mad Dog
Minerva
Angostura
Panda UG
Dendrobium
BMA Phase 1
FY2006
Escondida Norte
Paranam
Worsley DCP
Escondida Sulphide
WAIO RGP2
FY2007
Spence
BMA Phase 2
Blackwater Coal
FY2008
Genghis Khan
Atlantis South
Pinto Valley
Stybarrow
Koala UG
WAIO RGP3
Ravensthorpe
Yabulu

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Most developments have been executed to expectations,
wherever on the globe they are located
Notes:
a) Selected projects >US$100m and managed by BHP Billiton. Excludes petroleum projects. Performance relative to initial announced US$ budget.
b) BHP Billiton provided the latest update for the status of the Ravensthorpe project at the announcement of its full year 2007 preliminary results on 22 August 2007. At that time the expected cost was 212% of the initial announced US$ budget and 136% of the initial target schedule.
Major minerals development projects
commissioned since July 2001
(a) (b)
0%
20%
40%
60%
80%
100%
120%
Mozal 2 Hillside 3 Escondida
Phase IV
Escondida
Norte
Escondida
Sulphide
Spence Mount Arthur
North
MAC
& PACE
WAIO
RGP1
WAIO
RGP2
WAIO
RGP3
Ravensthorpe
Time
Over Budget
Behind
Schedule
Under
Budget
Ahead of
Schedule
Budget

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Delivering superior EPS growth for shareholders…
Earnings per share
(US$ per share)
Note:
BHP Billiton’s EPS represents reported underlying EPS for the financial year ending 30-June.  EPS in FY2002 excludes the results of BHP Billiton’s Steel business which was demerged in July 2002.
US$ 0.31 US$ 0.31
US$ 0.56
US$ 1.06
US$ 2.34
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007
50% CAGR
US$ 1.68

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… and dividend growth, with 12 consecutive ordinary dividend increases
Ordinary dividends per share
(US cents per share)
Note: Two interim dividends were paid in FY2004
45%
increase in
interim
dividend
13.0
14.5
26.0
28.0
36.0
47.0
6.5
7.0
16.5
13.5
17.5
20.0
29.0
0
5
10
15
20
25
30
35
40
45
50
FY2002 FY2003 FY2004 FY2005 FY2006 FY2007 FY2008
Full year dividend
Interim dividend
29% CAGR

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Creating considerable wealth for our shareholders
BHP Billiton Ltd
(a)
(A$)
Source: Bloomberg, Iress.
a) Dividends/distributions assumes that the dividends are reinvested in BHP Billiton Ltd. Includes the value of shares distributed in Bluescope Steel to BHP Billiton Ltd shareholders.
A holder of 1,000 BHP Billiton Ltd shares on 28 June 2001 would have seen the value of their total holding increase by 372%
0
10,000
20,000
30,000
40,000
50,000
60,000
Jun-01 Dec-01 Jun-02 Dec-02 Jun-03 Dec-03 Jun-04 Dec-04 Jun-05 Dec-05 Jun-06 Dec-06 Jun-07 Dec-07
Dividends/Distributions Reinvested(a)
Value of BHP Billiton Ltd Shares
Value at
28 June 2001
A$10,372
Value at
30 June 2003
A$9,098
Value at
30 June 2005
A$19,848
Value at
30 June 2007
A$39,727
Value at
30 June 2002
A$10,561
Value at
30 June 2004
A$13,445
Value at
30 June 2006
A$32,318
Value a
18 April 200
A$48,92

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Slide 21 Slide 21 Slide 21 Slide 21 Slide 21
0
200
400
600
800
1,000
1,200
1,400
1997 2007
0
2,000
4,000
6,000
8,000
10,000
12,000
1996 2006
Chinese growth is driving global materials demand…
0
150
300
450
600
750
900
1997 2007
0
3,000
6,000
9,000
12,000
15,000
18,000
1997 2007
Copper consumption (kt) Nickel consumption (kt)
Seaborne iron ore (mt)
Energy consumption (mtoe)
China USA Other
Notes: Seaborne iron ore demand based on import statistics - CRU data for 2007, IISI data for 1997. Energy consumption is all uses of coal, gas, oil and nuclear, expressed as millions tonnes of oil equivalent, 2007 data not yet available.
Source:  CRU, Brook Hunt, BP Statistical Review of World Energy (2007), IISI.

Slide 22 Slide 22 Slide 22 Slide 22 Slide 22
...and industrialisation and urbanisation in China appears to have a long way to go
China’s tiered city structure:
2005 2010 2020
84 tier 1-3 cities (a) 106 tier 1-3 cities (b) 143 tier 1-3 cities (c)
Tier 1
Tier 2
Tier 3
Source:  Global Insight; National Bureau of Statistics of China – China Statistical Yearbook; McKinsey & Company, 2006.
a) Tier 1 city defined as registered population >4.6 m and nominal GDP/capita >US$3,200, tier 2 city defined as either registered population >4.6 m and nominal GDP/capita at least US$1,600 or nominal GDP/capita
>US$3,200 and registered population at least 1.5m, tier 3 city defined as registered population 1.5-4.6 m or nominal GDP/capita US$1,600-US$3,200.
b) Tier 1 city defined as registered population >4.8 m and nominal GDP/capita >US$3,600, tier 2 city defined as either registered population >4.8 m and nominal GDP/capita at least US$1,800 or GDP/capita >US$3,600 and registered population at least 1.6m, tier 3 city defined as registered population 1.6-4.8 m or nominal GDP/capita US$1,800-US$3,600.
c) Tier 1 city defined as registered population >5.0 m and nominal GDP/capita >US$4,800, tier 2 city defined as either registered population >5.0 m and nominal GDP/capita at least US$2,400 or GDP/capita >US$4,800 and registered population at least 1.7m, tier 3 city defined as registered population 1.7-5.0 m or nominal GDP/capita US$2,400-US$4,800

Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 Slide 23 Slide 23
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
5,500
FY02 H1 03 H2 03 H1 04 H2 04 H1 05 H2 05 H1 06 H2 06 H1 07 H2 07 H1 08
Base Metals Iron Ore SSM Other
Sales to China currently represents 20% of
BHP Billiton’s revenue
BHP Billiton revenue from China
(US$m)
431
785
1,075
1,357
371
1,588
Europe
Japan
Other Asia
Nth America
China
ROW
Australia
2,407
2,946
3,611
3,999
5,293
5,013
BHP Billiton sales revenue geographical split
(H1 08, US$bn)

1998
1999
2000
2001
2002
2003
2004
2005
2006
2007F
2008F

bhpbilliton
resourcing the future

Slide 24 Slide 24 Slide 24 Slide 24
India – the journey has begun
0
1,000
2,000
3,000
4,000
5,000
India China
Gross domestic product (US$bn)
0
Gross domestic product (US$ bn)
1996 2006
200
400
600
800
1,000
China India
Source:  International Monetary Fund, World Bank, Focus Economics, BHP Billiton.

Slide 25
Boffa/Santou
Refinery
2010
As at 2 May 2008
Proposed capital expenditure
<$500m
$501m-$2bn $2bn+
SSM
Energy Coal
D&SP
Iron Ore Base Metals Petroleum
Met Coal
CSG
Manganese
Aluminium
2008
Execution
Pyrenees
Samarco
Neptune
Shenzi
Alumar
Atlantis
North
Klipspruit
GEMCO
Zamzama
Phase 2
2013
Feasibility
Guinea
Alumina
Worsley
E&G
Perseverance
Deeps
Maruwai
Stage 1
Douglas-
Middelburg
Mt Arthur
Coal UG
Future Options
Cliffs
Newcastle
Third Port
NWS
Angel
Nimba
Ekati
Canadian
Potash
WA Iron Ore
Quantum 1
CW Africa
Exploration
Angola
& DRC
WA Iron Ore
RGP 5
WA Iron Ore
Quantum 2
Macedon
Turrum
CMSA Heap
Leach 1
NWS
CWLH
Peak Downs
Exp
DRC
Smelter
Mad Dog
West
KNS
Exp
Hallmark
Corridor
Sands 1
Puma
Cerrejon
Opt Exp
Angostura
Gas
NWS
T5
Our deep diversified inventory of growth options, many of
which are brown field expansions
Navajo
Sth
Bakhuis
Maruwai
Stage 2
NWS Nth
Rankin B
WA Iron Ore
RGP 4
Kipper
Antamina
Exp
Goonyella
Expansions
Olympic Dam
Expansion 3
Corridor
Sands 2
Knotty
Head
Maya
Nickel
Gabon
Daunia
RBM
Olympic Dam
Expansion 2
Browse
LNG
Resolution
Saraji
Thebe
CMSA
Pyro Expansion
Cannington
Life Ext
SA Mn
Ore Exp
Wards
Well
Eastern
Indonesian
Facility
NWS
WFGH
Blackwater
UG
Olympic Dam
Expansion 1
CMSA Heap
Leach 2
Escondida
3rd Conc
Red Hill
UG
GEMCO
Exp
Samarco 4
Shenzi
Nth
Neptune
Nth
MKO
Talc
Scarborough
Caroona
Kennedy

Slide 26 Slide 26 Slide 26 Slide 26 Slide 26 Slide 26 Slide 26 Slide 26 Slide 26 Slide 26 Slide 26 Slide 26 Slide 26 The offer for Rio Tinto

Slide 27 Slide 27 Slide 27 Slide 27
Combined entity will have a unique portfolio of tier 1 assets
– Highly complementary large-scale, low-cost, long-life assets
– Strengthened asset portfolio and superior future growth options
Unparalleled exposure to overlapping mineral basin positions and infrastructure
– Optimisation of production efficiencies
– Delivery of more volume, faster, to customers
Enhanced earnings through quantified synergies and benefits of combination
Broader stakeholders will benefit (customers, communities, employees)
A natural fit – common strategies, heritage, culture and values
1
2
3
4
5
Unlocking value: Why a combination with Rio Tinto?
Slide 27

Slide 28 Slide 28 Slide 28 Slide 28 Slide 28 Slide 28 Slide 28 Slide 28 Slide 28 Slide 28 Slide 28 Slide 28 Slide 28 Slide 28
Overlapping mineral basin positions. US$3.7bn per annum of
synergies
Selected existing BHP Billiton and Rio Tinto assets, projects and concessions.
3
6
35
36
2
4
5
7
8
10
11
12
9
14
16
15
19
20 21
22
23
18
17
24
25
26
27
28
29
3230
30
31
34
33
38
39
40
41
34
35
36
39
14
16
37
38
40
21
20
3
11
10
12
45
29
31
19
4
6
7
23
2
22
28
24
26
18
8
9
41
5
27
33
32
43
44
15
1
37
42
45
46
49
47
48
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
13
BHP Billiton Rio Tinto
1
Ekati and Diavik
48
26
Ekati
Diavik
Resolution, Pinto Valley
and Kennecott
48
26
Pinto Valley
Resolution
26
Kennecott
Mineral Sands
48
Corridor Sands
48
26
26
QMM
WA
Iron Ore
Port Hedland
Dampier
Cape Lambert
48
Mt Goldsworthy
48
48
48
Mining Area C
Yandi
26
Hamersley IO
26
Robe River
Mt Newman
Hunter
Valley
Coal
26
26
26
26
26
48
Mt Thorley
Warkworth
Hunter Valley Ops
Mt Arthur Coal
Bengalla
Mt Pleasant
Joint
Broadmeadow
Queensland
Coal
Gladstone
Hay Point
Goonyella
Riverside
Dalrymple
48
Blackwater
48
Gregory
26
Kestrel
48
Norwich
Park
48 Saraji
48
Peak Downs
26 Blair Athol
48
48
48
48
48
26
Hail Creek
South
Water Creek
Poitrel
26
24

Slide 29 Slide 29 Slide 29 Slide 29 Slide 29
The offer for Rio Tinto of 3.4:1 represents a 45% premium
Rio Tinto vs BHP Billiton historical share exchange ratio
(a)
Source:  Datastream (as of 18-Apr-08), IRESS (as of 2-May-08).
a) Exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Limited share and BHP Billiton shares for each Rio Tinto plc share consisting of 80% BHP Billiton Plc shares and 20% BHP Billiton Ltd shares.
b) Pre-approach share exchange ratio represents the period between Rio Tinto offer for Alcan (12-Jul-2007) and BHP Billiton’s approach to the Rio Tinto Board (01-Nov-2007). Shares outstanding as of 31-Oct-2007.
c) Based on the volume weighted average market capitalisation of Rio Tinto and BHP Billiton for the month prior to BHP Billiton’s approach to the Rio Tinto Board on 1-Nov-2007.
Rio Tinto Limited share price vs offer price
(A$)
110
115
120
125
130
135
140
145
150
155
Feb-2008 Mar-2008 Apr-2008 May-2008
Rio Tinto Limited share price Offer price
$138.2
$147.63
Rio Tinto Limited
discount to offer price: 6.3%
2.2 : 1
2.4 : 1
2.6 : 1
2.8 : 1
3.0 : 1
3.2 : 1
3.4 : 1
3.6 : 1
Jul-2007 Aug-2007 Sep-2007 Oct-2007 Nov-2007 Dec-2007 Jan-2008 Feb-2008 Mar-2008 Apr-2008
Pre approach fair value exchange ratio
12-Nov-200
BHP Billiton's proposa
06-Feb-200
BHP Billiton's offer for Rio Tint
(b)
45%
premium
(c)

Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30 Slide 30
Summary of the offer for Rio Tinto
• BHP Billiton has made a pre-conditional offer for Rio Tinto, it will be capable of acceptance by shareholders following regulatory approvals
• The offer is being made direct to the shareholders of Rio Tinto
• Rio Tinto shareholders are being offered 3.4 BHP Billiton shares for every Rio Tinto share held
• The 3.4:1 offer represents a material 45% (a) premium
• The offer is conditional on more than 50% acceptances of the publicly held shares in Rio Tinto plc and Rio Tinto Ltd
• BHP Billiton has conducted global roadshows speaking to the major shareholders of BHP
Billiton and Rio Tinto which has confirmed that shareholders have a clear understanding of the compelling industrial logic of the deal
• BHP Billiton believes this offer is compelling for Rio Tinto shareholders, and value enhancing for BHP Billiton shareholders – and it makes even more sense if you own both
Notes:
a) Based on the volume weighted average market capitalisation of Rio Tinto and BHP Billiton for the month prior to BHP Billiton’s approach to the Rio Tinto Board on 1-Nov-2007.

Slide 31 Slide 31 Slide 31 Slide 31
Indicative timetable
2007 2008 Offer
Event
Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Day 0 (a) Day 60
BHP Billiton announcement of
proposal to Rio Tinto
12-
Nov
BHP Billiton announcement of offers for all of
the outstanding shares of Rio Tinto
6-
Feb
Satisfaction of regulatory approval
pre-conditions
Posting of offer documents for Rio Tinto plc
offer and Rio Tinto Ltd offer to shareholders
Last date for fulfilment of greater than 50%
minimum acceptance condition in Rio Tinto plc
offer
Offer continues……..
Note:
a) Date for Day 0 may fall in 2008 or 2009. Timetable is indicative only.
Second half of 2008
(within 28 days
after the
preconditions are
satisfied)

Slide 32 Slide 32 Slide 32 Slide 32 Slide 32 Slide 32 Slide 32 Slide 32 Slide 32 Slide 32 Slide 32 Slide 32 Slide 32
Conclusion – Strength, stability and growth
•
A strong resources sector is fundamental to Australia’s economic prosperity
•
The global resources industry is undergoing extraordinary change
•
BHP Billiton on a standalone basis has a bright future
•
The core strategy remains unchanged
•
Focused on producing volumes from low cost assets
•
A combination of BHP Billiton and Rio Tinto can generate substantial additional value for shareholders – we are a natural fit
•
In addition to the synergies, combining the two would create a company that is:
–
Unique in character;
–
Capable of delivering superior returns for its shareholders; and
–
An Australian champion on the global stage
•
BHP Billiton believes the terms of the Rio Tinto offer reflect a good deal for both companies’ shareholders
•
The process has a long time to run – an offer document is not expected to be posted to shareholders until late 2008
•
The support of retail shareholders will be critical for the offer to succeed

Slide 33 Slide 33 Slide 33 Slide 33
• Assuming a satisfactory regulatory outcome, Rio Tinto shareholders will be faced with 2 choices:
– Accept BHP Billiton’s offer, which is priced at a 45% premium to the pre-
approach trading valuations of the two companies; or
– Reject BHP Billiton’s offer
• Rio Tinto shareholders will have 2 legitimate questions to ask of their
Board
– On what grounds can you justify rejecting the 45% premium value uplift implied by BHP Billiton’s offer?
– How does the Rio Tinto Board propose to deliver to its shareholders the value of the implied premium and the pro-rata share of the combination benefits that shareholders may forego by the Rio Tinto Board refusing to engage with BHP Billiton?
• Remember this is about relative value not absolute value.
Legitimate questions for all shareholders
Slide 33

Slide 34 Slide 34 Slide 34 Slide 34 Slide 34 Slide 34 Slide 34 Slide 34 Slide 34 Slide 34 Slide 34 Slide 34 Slide 34 Questions and Answers

Slide 35 Slide 35 Slide 35 Slide 35 Slide 35 Slide 35 Slide 35 Slide 35 Slide 35 Slide 35 Slide 35 Slide 35 Slide 35 Senior Executive Profiles

Slide 36 Slide 36 Slide 36 Slide 36 Slide 36 Slide 36
Appendix: Don Argus Profile
Don Argus – Chairman
Term of office: • Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001
• Chairman of BHP Limited since April 1999
• Director of BHP Limited since November 1996
Other directorships and offices
(current and recent):
• Director of Australian Foundation Investment Company Ltd
• Board Member International Monetary Conference
• Member of Advisory Committee to Australian Securities Commission
• Member of Financial Sector Advisory Council
• Member of the International Advisory Board of Allianz AG
• Member of International Advisory Committee to the New York Stock Exchange Board of
Directors
• Former Chairman of Brambles Ltd (1999 - 2008) and Former Director (1999 - 2008)
• Former Director of Southcorp Limited (1999 - 2003)
• Former Director Melbourne 2006 Commonwealth Games Pty Ltd (2000 - 2001)
• Former Managing Director and CEO of the National Australia Bank Group (1991 - 1999)
• Former Chairman Australian Bankers Association and Australian Institute of Bankers
Distinctions and Awards • Officer of the Order of Australia (1998) in recognition of his services to banking and finance, and his contributions to community and sporting organisations
• Awarded the Centenary Medal (2003) for service to Australian society through business
• Honorary Degrees: - Monash University (Doctor of Laws)
- Griffiths University (Doctor of the University)
• Harvard University Advanced Management Program Alumni
Other: • Senior Fellow of the Financial Services Institute of Australasia
• Fellow of Certified Practising Accountants
• Co-Patron of Vision Australia

Slide 37 Slide 37 Slide 37 Slide 37 Slide 37 Slide 37 Slide 37 Slide 37 Slide 37 Slide 37 Slide 37 Slide 37 Slide 37
Appendix: Marius Kloppers Profile
Marius Kloppers – Chief Executive Officer
Age: 46
Professional qualifications:
• BE (Chem), MBA, PhD (Materials Science)
• Bachelor of Chemical Engineering (University of Pretoria (South Africa))
• PhD from Massachusetts Institute of Technology (MIT) (USA)
• MBA from Insead (France)
Previous BHP Billiton positions: • Group President, Non-Ferrous Materials
• Chief Commercial Officer
• Chief Marketing Officer
• Prior to the formation of BHP Billiton, other positions held included:
– Group Executive of Billiton Plc (coal and manganese)
– Chief Executive Samancor Manganese
– Chief Operating Officer, Aluminium
– General Manager, Hillside Aluminium
– Variety of operating and functional roles in the Aluminium business
Other BHP Billiton roles:
• Played a central role in the merger of BHP and Billiton
• Led the team working on BHP Billiton’s acquisition of WMC
Other work experience: • McKinsey & Co – management consultant (The Netherlands)
• Sasol – petrochemicals (South Africa)
• Mintek – materials research (South Africa)
Residence: • Melbourne, Australia

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